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ashtonsho_

Ashton Horiuchi
3 posts
713 followers
676 following
Founder of @sous.tech & @joinechomusic
wefunder.com/echo.music
ashtonsho_
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Crowdfund link in bio - Thank you everyone who believes in us. For October only, if you invest $100, 3 winners will be selected to win a 1-1 call with Grammy winning producer @illfactor

CROWDFUND/DEMO IN BIO - Artists make less than 12% of the $30 billion generated by the music industry annually. You can invest directly in artists' songs and earn money for promoting them with what we are building at @joinechomusic. We, the culture should be the ones who value music, not algorithms and labels.

[Had to lock in for a min, returning to society a bit]

Quinn Blalock

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October 7 at 9:31 PM
Oct 7, 2025, 9:31 PM

Quinn Blalock

Sick Monday Tuesday Wednesday is best for me as well I'm available 3-8 Monday and Wednesday and 2-4 Thursday
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Quinn Blalock
Quinn Blalock
2-4 Tuesday *
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October 7 at 11:32 PM
Oct 7, 2025, 11:32 PM

You sent

3 monday works see you then man
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October 20 at 9:23 PM
Oct 20, 2025, 9:23 PM

Quinn Blalock

Quinn Blalock
Event this thursday for the label would love if you could make it brother https://posh.vip/e/stressfree-records-cosmic-dream-release-party?fbclid=PAZXh0bgNhZW0CMTEAAacCkrNa716uDIJ1n5VACyOLfDt2P2kWONTtna_8LpUfAmW_jtCpZBCqNsBUlQ_aem_Tdjh5tZC0ybLFoPb4XXzMw

StressFree Records Cosmic Dream Release Party | Stressfree Records | Thu, Oct 23, 2025 | Before & After Soundlab
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Definitely will be there!
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ashtonsho_

CROWDFUND/DEMO IN BIO - Artists make less than 12% of the $30 billion generated by the music industry annually. You can invest directly in artists' songs and earn money for promoting them with what we are building at @joinechomusic. We, the culture should be the ones who value music, not algorithms and labels.

6w

  - notorious.g.s.ds's profile picture

    notorious.g.s.ds

    👏👏👏
    5w 1 like Reply
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  - quinnblalock's profile picture

    quinnblalock

    Love it this is a major problem in the industry appreciate people out there working in fixing it. Watching the demo video now
    5w 2 likes Reply
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  - View replies (1)
  - blisskit420's profile picture

    blisskit420

    👏🙌😮
    5w Reply
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  - solymarestrella_'s profile picture

    solymarestrella_

    👏👏much needed
    5w Reply
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  - patrick_warren15's profile picture

    patrick_warren15

    Making artists wealthy brotha I love it!
    5w 2 likes Reply
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  - stevengur's profile picture

    stevengur

    Much more to come!!!
    5w 1 like Reply
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  - enwordcullen's profile picture

    enwordcullen

    💥💥💥💥💥
    6w 1 like Reply

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- afromike99's profile picture

  afromike99

  dope! This will really help independent artist. Thanks.
  5w Reply
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- noah.homoky's profile picture

  noah.homoky

  Good job Ashton! Those are impressive accomplishments.
  5w 1 like Reply
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- tristanhillerich's profile picture

  tristanhillerich

  This is sick. Awesome content too
  5w 1 like Reply
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- lifeofkaan's profile picture

  lifeofkaan

  Brilliant 🤌
  5w 1 like Reply
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- lilhooch941's profile picture

  lilhooch941

  fire fire fire cash money ap
  5w 1 like Reply
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- steidelbomb's profile picture

  steidelbomb

  This amazing!
  6w 1 like Reply
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September 24

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